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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)

                               ----------------

                           RHONE-POULENC RORER INC.
                               (NAME OF ISSUER)

                               ----------------

                       COMMON SHARES, WITHOUT PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                  76242T 10 4
                                (CUSIP NUMBER)

                               ----------------

                                  YVES BRISSY
                              RHONE-POULENC S.A.
                             25, QUAI PAUL DOUMER
                        92408 COURBEVOIE CEDEX, FRANCE
                               (331) 47-68-12-34

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               ----------------

                   COPIES OF ALL NOTICES SHOULD BE SENT TO:

                          HUBERTUS V. SULKOWSKI, ESQ.
                              SHEARMAN & STERLING
                        114, AVENUE DES CHAMPS-ELYSEES
                              75008 PARIS, FRANCE
                               (331) 53-89-70-00

                               AUGUST 20, 1997

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box: [_]

  Check the following box if a fee is being paid with this statement: [_]

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

 CUSIP NO. 76242T 10 4

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 1.         Name of Reporting Person S.S. or I.R.S. Identification
            No. of Above Person
                                                          Rhone-Poulenc S.A.
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 2.         Check the Appropriate Box if a Member of a Group (See  (a) [_]
            Instructions)                                          (b) [_]
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 3.         SEC Use Only
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 4.         Sources of Funds (See Instructions)
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 5.         Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)                    [_]
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 6.         Citizenship of Place of Organization                      France
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 NUMBER OF    7.  Sole Voting Power                                97,163,370
   SHARES
BENEFICIALLY -------------------------------------------------------------------
  OWNED BY    8.  Shared Voting Power
    EACH
 REPORTING   -------------------------------------------------------------------
   PERSON     9.  Sole Dispositive Power                           97,163,370
    WITH
             -------------------------------------------------------------------

             10.  Shared Dispositive power
             -------------------------------------------------------------------

11.         Aggregate Amount beneficially owned by each Reporting
            Person                                                 97,163,370
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12.         Check if the Aggregate Amount in row (11) excludes
            certain Shares(See Instructions)                           [_]
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13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 68.1% based upon a total of 142,697,902
            Shares outstanding for voting purposes as of July 31,
            1997 (including 137,518,080 Shares outstanding,
            5,169,412 Shares in Rhone-Poulenc Rorer Inc.'s
            Employee Benefits Trust and 10,410 Shares held in
            Rhone-Poulenc Rorer Inc.'s treasury, according to
            Rhone-Poulenc's records).
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14          Type of Reporting Person                                   CO
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                                       1

  This Amendment No. 9 amends the Statement on Schedule 13D (the "Statement on
Schedule 13D") filed by Rhone-Poulenc S.A., a French societe anonyme ("RPSA"), with the Securities and Exchange Commission and is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to shares of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR" or the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed thereto in the Statement on Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

  Item 4 of the Statement on Schedule 13D is hereby amended by adding the following:

     On August 20, 1997, RPSA issued a press release (the "August Release"), announcing its decision to increase its ownership of RPR to 100% by launching a cash tender offer for the Shares that it does not already own (approximately 31.9%) at a price of $97.00 per share for a total cost of approximately
FF 27 Billion. The offer is conditional on enough shares being tendered such that RPSA would own, following the closing of the tender offer, at least 90 percent of the Shares. The RPR Board, upon the unanimous recommendation of the Special Committee, has given its approval to the offer proposed by RPSA. The August Release stated that the offer will commence within five business days and that the terms and conditions of the tender offer will at that time be made public in the United States by a filing with the SEC, in France by the publication of a notice issued by the Societe des Bourses Francaises (SBF) and in both countries through an announcement in the press.

     A copy of the August Release is attached as an exhibit hereto and is incorporated herein by reference. The above summary is qualified in its entirety by reference to the August Release.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

     Item 5 of the Statement of Schedule 13D is hereby amended by adding the following:

     (a) As of the date of this filing, RPSA was the owner of 97,163,370 Shares, constituting approximately 68.1% of the outstanding Shares (based upon 142,697,902 Shares outstanding as calculated above).

     The following table shows the number of shares beneficially owned by the directors and executive officers of RPSA as of the date of this filing and the nature of such beneficial ownership.

                                                             NUMBER OF SHARES
                                                                SUBJECT TO
                                           NUMBER OF SHARES EXERCISABLE OPTIONS
            BENEFICIAL OWNER                OWNED DIRECTLY     ISSUED BY RPR
            ----------------               ---------------- -------------------
Philippe Desmarescaux....................       2,863                   0
Antoine Jeancourt-Galignani
 (representative of Assurances Generales
 de France)..............................         210                   0
Igor Landau..............................         200              20,000
Michel de Rosen..........................       8,629             106,814
Societe Generale (represented by Marc
 Vienot).................................       2,000                   0
S.G. Equities International, subsidiary
 of Societe Generale.....................       5,000                   0
Jean-Pierre Tirouflet....................           0              20,000

  In addition, certain directors and executive officers of RPSA (6 persons in all) have the right to acquire options to purchase from RPSA up to an aggregate of 628,500 currently issued and outstanding Shares.

  (b) RPSA has the sole power to vote and dispose of 97,163,370 Shares.

  Each of the directors and executive officers of RPSA listed in paragraph (a) above has the sole power to vote and dispose of the numbers of Shares set forth opposite his name in paragraph (a) above.

  RPSA has the sole power to vote the 628,500 Shares underlying the rights to acquire options to purchase Shares discussed in paragraph (a) above. The directors and executive officers holding such rights have the sole power to dispose of such rights.

  (c) In addition to transactions listed in its filing on June 26, 1997 of Amendment No. 7 to the Statement on Schedule 13D and its filing on July 2, 1997 of Amendment No. 8 to the Statement on Schedule 13D, RPSA has effected the following transactions in Shares during the past 60 days:

                   AMOUNT
  DATE            OF SHARES PRICE PER SHARE PLACE OF TRADE    TYPE OF TRADE
  ----            --------- --------------- -------------- --------------------
July 15, 1997....   6,000        32.125      Private Sale  Sale pursuant to
                                                           option exercise

  In addition to transactions listed in RPSA's filing on July 2, 1997 of Amendment No. 8 to the Statement on Schedule 13D, BNP Arbitrage, an affiliate of the Banque Nationale de Paris, a director of RPSA, has effected the following transactions in shares of RPR during the past 60 days:

                   AMOUNT
  DATE            OF SHARES PRICE PER SHARE PLACE OF TRADE    TYPE OF TRADE
  ----            --------- --------------- -------------- --------------------
June 27, 1997....     500       $ 91.38      NYSE          Open Market purchase
June 27, 1997....   1,000       $ 91.06      NYSE          Open Market sale
June 30, 1997....   1,000       $ 90.81      NYSE          Open Market purchase
June 30, 1997....   1,000       $ 90.81      NYSE          Open Market sale
July 1, 1997.....   1,000       $ 91.19      NYSE          Open Market purchase
July 2, 1997.....     600       $ 92.00      NYSE          Open Market purchase
July 2, 1997.....   1,000       $ 92.13      NYSE          Open Market sale
July 3, 1997.....   1,000       $ 92.25      NYSE          Open Market purchase
July 3, 1997.....   1,400       $ 93.00      NYSE          Open Market sale
July 3, 1997.....     200       $ 92.50      NYSE          Open Market sale
July 7, 1997.....   2,300       $ 93.25      NYSE          Open Market purchase
July 7, 1997.....     400       $ 93.33      NYSE          Open Market sale
July 7, 1997.....     100       $ 93.23      NYSE          Open Market sale
July 7, 1997.....   1,000       $ 93.00      NYSE          Open Market sale
July 8, 1997.....   1,000       $ 93.38      NYSE          Open Market purchase
July 9, 1997.....   1,000       $ 93.63      NYSE          Open Market sale
July 9, 1997.....     300       $ 93.63      NYSE          Open Market sale
July 9, 1997.....     500       $ 93.63      NYSE          Open Market sale
July 10, 1997....   1,600       $ 93.69      NYSE          Open Market purchase
July 10, 1997....   1,100       $ 93.75      NYSE          Open Market sale
July 10, 1997....     500       $ 93.69      NYSE          Open Market sale
July 15, 1997....     500       $ 93.44      NYSE          Open Market purchase
July 17, 1997....     500       $ 93.44      NYSE          Open Market sale
July 18, 1997....     400       $ 92.75      NYSE          Open Market purchase
July 18, 1997....     400       $ 92.75      NYSE          Open Market purchase
July 18, 1997....     300       $ 92.75      NYSE          Open Market sale
July 18, 1997....     500       $ 92.75      NYSE          Open Market sale
July 24, 1997....   2,000       $ 93.31      NYSE          Open Market purchase
July 25, 1997....     200       $ 93.38      NYSE          Open Market sale
July 25, 1997....     500       $ 93.38      NYSE          Open Market sale
July 25, 1997....   1,000       $ 93.44      NYSE          Open Market sale
July 28, 1997....     300       $ 93.56      NYSE          Open Market sale
July 30, 1997....   1,000       $ 94.38      NYSE          Open Market purchase
July 30, 1997....     300       $ 94.38      NYSE          Open Market sale
July 30, 1997....     700       $ 94.00      NYSE          Open Market sale

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

  Item 7 of the Statement of Schedule 13D is hereby amended by adding the following exhibit:

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
      7.     Press release, dated August 20, 1997

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Rhone-Poulenc S.A.


                                          By /s/ Patrick Langlois
                                            -----------------------------------
                                            Name:  Patrick Langlois
                                            Title: Chief Financial Officer


Dated: August 20, 1997

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                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
      7.     Press release, dated August 20, 1997.